UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission file number 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT LIST

Exhibit	Title

99.1	Notice of Special Meeting and Record Date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: July 22, 2026	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary